NO ACT

RE
1-13-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

11005911

February 23, 2011

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2011

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated January 13, 2011

Dear Ms. Ising:

This is in response to your letters dated January 13, 2011 and February 4, 2011 concerning the shareholder proposal submitted to McGraw-Hill by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 18, 2011, February 7, 2011, and February 8, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies
Incoming letter dated January 13, 2011

The proposal relates to acting by written consent.

We are unable to concur in your view that McGraw-Hill may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that McGraw-Hill raises valid concerns regarding whether the letter documenting the proponent's ownership is "from the 'record' holder" of the proponent's securities, as required by rule 14a-8(b)(2)(i). However, we also note that the person whose signature appears on the letter has represented in a letter dated January 21, 2011 that the letter was prepared under his supervision and that he reviewed it and confirmed it was accurate before authorizing its use. In view of these representations, we are unable to conclude that McGraw-Hill has met its burden of establishing that the letter is not from the record holder of the proponent's securities. Accordingly, we do not believe that McGraw-Hill may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that McGraw-Hill did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a~8 [17 CFR 240. 14a-8]; as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any commutations from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staffs informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations' reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal Only a: court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The McGraw-Hill Companies, Inc. (MHP)
Written Consent
Kenneth Steiner, $80,000 Shareholder, 16-Years of Stock Ownership

Ladies and Gentlemen:

This responds further to the untimely January 13, 2011 request (supplemented) to avoid this rule 14a-8 proposal. The company is requesting a waiver of the 80-day requirement in rule 14a-8(j)(1) because at this late date the company has an issue (for the first time since October 2010) with less than 10-words in the one-page broker letter.

Motorola, Inc. (January 24, 2011) shows the continuing importance of following proper procedures "in reliance on rule 14a-8(b) and 14a-8(f)."

The company is attempting to take maximum advantage of a situation beyond the control of the proponent: A broker in the process of transferring his accounts to another broker after nearly two decades in business. The broker submitted reliable broker letters for many years. This may explain why the company apparently ignored 2011 broker letter when it was received.

The proponent and his agent were not in favor of the broker transferring his accounts to another broker after nearly two decades. However the broker is an independent businessman and he made his own decision.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

Mr. Steiner continues to own the required stock and will receive a ballot for the 2011 annual meeting. Mr. Steiner has a powerful incentive to continue to own the same stock that he has owned more than a decade because he will not be able to submit a rule 14a-8 proposal for 2012 unless he does.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The McGraw-Hill Companies, Inc. (MHP)
Written Consent
Kenneth Steiner, $80,000 Shareholder, 16-Years of Stock Ownership

Ladies and Gentlemen:

This responds further to the untimely January 13, 2011 request to avoid this rule 14a-8 proposal. The company is requesting a waiver of the 80-day requirement in rule 14a-8(j)(1) because at this late date the company has an issue (for the first time since October 2010) with less than 10-words in the one-page broker letter.

The company is trying to capitalize to the maximum on the unusual or unique circumstance here – a rule 14a-8 proponent whose broker transferred client accounts to another broker.

The company implicitly claims that if it exceedingly belatedly questions a broker letter under an unusual or unique circumstance that is not under the control of the proponent (but his independent broker) that makes it more difficult to obtain a broker letter, the only procedural step a company need take is to file a no action request.

The company does not provide even one precedent of the unusual or unique circumstance faced by a rule 14a-8 proponent whose broker transferred client accounts to another broker.

The McGraw-Hill broker letter was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for McGraw-Hill and for other companies. Attached is a letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

The company does not explain why it needs 90-days to raise an issue with less than 10-words in the one-page broker letter.

On February 4, 2011 the company admitted that its January 13, 2011 request did not even address the proper rule 14a-8 proposal. The company February 7, 2011 letter was 17-days after the proponent notified the company and the Staff that its January 13, 2011 request did not even address the proper rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner, $80,000 Shareholder, 16-Years of Stock Ownership
Scott Bennett <scott_bennett@mcgraw-hill.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,

Mark Filiberto (signature) January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

Client: C 59029-00083

February 4, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The McGraw-Hill Companies, Inc.*
Stockholder Proposal of John Chevedden (Steiner)
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 14, 2011, we submitted a letter (the "No-Action Request") on behalf of our client, The McGraw-Hill Companies, Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent") regarding the ability of stockholders to act by written consent.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership. Specifically, as discussed in the No-Action Request, because information indicates that Mr. Chevedden filled in information in a photocopy of a pre-signed proof of ownership letter (the "DJF Letter") that the Proponent provided to demonstrate his purported ownership of the Company's securities, the Proponent has not submitted "an affirmative written statement from the record holder" of his securities demonstrating his purported ownership of Company stock, and therefore has not satisfied his burden of proving his eligibility to submit a proposal to the Company.

On January 19, 2011, the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). The Response Letter addressed the attachments to the No-Action Request and included copies of correspondence between the Company and the Proponent. Although not relevant to the serious circumstances surrounding the Proponent's proof of ownership letter, we confirm that the No-Action Request relates to the Proposal, as subsequently revised by the Proponent, and attached hereto as Exhibit A. We also note that the Response Letter does not address the fundamental issue raised by the No-Action Letter:

whether the Proponent has complied with Rule 14a-8 and submitted "an affirmative written statement from the record holder" of his securities demonstrating his purported ownership of Company stock. The Staff has repeatedly required that share ownership verification be provided directly by the record holder and not indirectly by the proponent. *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001). The facts discussed in the No-Action Request indicate that the Proponent provided the proof of ownership by supplying company specific information (*i.e.,* the name of the Company, the number of shares allegedly beneficially owned and the date since which the shares allegedly have been held) on the DJF Letter after the DJF Letter was signed and reproduced. The DJF Letter, therefore, is insufficient share ownership verification and does not satisfy Rule 14a-8(b) and Rule 14a-8(f)(1).

Moreover, it is important to note that in the Response Letter the Proponent does not deny the conclusion reached by the handwriting expert and discussed in the No-Action Letter that Mr. Chevedden photocopied and filled in the DJF Letter after the person listed as signing the DJF Letter (Mark Filiberto) signed a form letter. Even if Mr. Filiberto were to suggest that he had authorized Mr. Chevedden to fill in the blanks in the DJF Letter or that he approved the DJF Letter, one could question how Mr. Filiberto was able to verify with the carrying broker that the Proponent was the owner of the Company's shares on the date of the letter since, based on the information discussed in the No-Action Request, it appears that the date was filled in on the DJF Letter after Mr. Filiberto signed the letter. And one could also question why Mr. Filiberto did not sign the letter after approving it instead of authorizing Mr. Chevedden to use the form.

Thus, even if Mr. Filiberto had condoned Mr. Chevedden filling in blanks in the DJF Letter, that does not make the DJF Letter "an affirmative written statement from the record holder." Stated differently, a statement prepared by the Proponent does not constitute an affirmative written statement from the record holder, even if the broker "supervised" and "authorized" the Proponent's actions. Staff Legal Bulletin No. 14, Section C.1.c.2 (July 13, 2001) ("monthly, quarterly or other periodic investment statements" prepared by a brokerage firm and submitted by a stockholder do not sufficiently demonstrate continuous ownership of a company's securities); *Clear Channel Communications, Inc.* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from a third party that was not a record holder). Accordingly, in light of the Proponent's failure to deny the conclusion reached by the handwriting expert and the facts and the highly questionable processes surrounding the DJF Letter, we believe that the Proponent has not satisfied his burden of "proving his or her eligibility to submit a proposal to the company" as required under SLB 14.

We also believe that the Proponent should not be given another opportunity to satisfy the minimum ownership requirements contained in Rule 14a-8(b). The Staff has afforded stockholder proponents additional time to provide satisfactory ownership proof where the company did not provide satisfactory notice to the proponent of the requirements of Rule 14a-8, including what would constitute appropriate documentation. Here, however, the Proponent and Mr. Chevedden are well aware of the ownership requirements and appear to have purposefully tried to circumvent them. Moreover, as noted in the No-Action Request, the DJF Letter was sent in response to the Company sending the Proponent a timely letter via both Federal Express and email notifying the Proponent of what he needed to do to submit adequate proof of ownership as required by Rule 14a 8(b). Thus, the Proponent failed – despite proper notice from the Company – to satisfy his burden of submitting an affirmative written statement from the record holder of the Company's shares specifically verifying the Proponent's ownership of shares of the Company.

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We appreciate the opportunity to respond to the Response Letter.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Scott L. Bennett, the Senior Vice President, Associate General Counsel and Secretary, at (212) 512-3998.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Scott L. Bennett, The McGraw-Hill Companies
John Chevedden
Kenneth Steiner

101007968_4

GIBSON DUNN

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Harold W. McGraw
Chairman of the Board
The McGraw-Hill Companies, Inc. (MHP)
1221 Ave of the Americas
New York NY 10020
Phone: 212 512-2564

NOVEMBER 3, 2010 UPDATE

DECEMBER 8, 2010 REVISION

Dear Mr. McGraw,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997

[MHP: Rule 14a-8 Proposal, October 6, 2010, Updated November 3, 2010, December 8, 2010 Revision at company request**]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 48%-support to a 2010 shareholder proposal on this same topic. Proposals often obtain a higher vote in a second submission.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value. Hundreds of major companies enable shareholder action by written consent.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, said that Board and executive pay concerns remained for McGraw-Hill. Our board had six directors with at least 11 years of service, including Chairman and CEO Harold McGraw III and his brother, Robert McGraw.

Furthermore, although Edward Rust was designated as a Lead Director, he was also a member of the Executive Committee together with three long-tenured directors, including CEO McGraw and Winfried Bischoff. Board entrenchment and independence were concerns.

In 2009 annual and long-term incentives were primarily based on earnings per share, raising concerns about redundancy. Time-vested stock options, which comprised 67% of our CEO's long-term incentives and performance share units, which comprised the remaining 33% of long-term incentives, were both based on three-year performance periods. This suggested a lack of sufficient incentives based on long-term performance. Finally, "all other compensation" was high with nearly $500K for our CEO and stock option grants in 2009 had historically low exercise prices.

Our management submitted multiple briefs to the Securities and Exchange Commission in a failed attempt to prevent us from even voting on this topic which ultimately received 48%-support. Reference: *The McGraw-Hill Companies, Inc.* (February 24, 2010) and *The McGraw-Hill Companies, Inc.* (March 17, 2010). Our management hired Wachtell, Lipton, Rosen & Katz, New York City to submit these failed briefs.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The 2010 annual meeting proxy was misleading or confusing due to information arranged in reverse order. In two instances the agent was given priority ahead of the rule 14a-8 proponent.

* Number to be assigned by the company.

**Reference December 8, 2010 Scott Bennett email message: "In response to your email below, assuming the sentence referred to in my letter dated December 6, 2010 is deleted, the Company's present intention is to include the written consent proposal in our proxy materials for the 2011 Annual Meeting."

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The McGraw-Hill Companies, Inc. (MHP)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the untimely company January 13, 3011 no action request.

The company no action request is moot. The company only asks that the October 6, 2010 original proposal be omitted. The company already accepted the attached December 8, 2010 revision which was customized in response to a special request from the company. The company did not include in its no action request the accepted December 8, 2010 revision or even its special request for the revision or the additional attached messages. The company no action request is therefore moot because it would apply only to the October 6, 2010 original proposal.

This is to request that the Securities and Exchange Commission allow the accepted December 8, 2010 revision to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc:
William Steiner
Scott Bennett <scott_bennett@mcgraw-hill.com>

The McGraw-Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

December 6, 2010

VIA E-MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: The McGraw-Hill Companies/Written Consent

Dear Mr. Chevedden:

I am writing on behalf of The McGraw-Hill Companies, Inc. (the "Company"), which on November 3, 2010 received from you on behalf of Kenneth Steiner, a revised shareholder proposal entitled "Shareholder Action by Written Consent" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal").

The purpose of this letter is to give you the opportunity to correct a false and misleading reference in the fifth paragraph of the supporting statements accompanying the Proposal. Specifically, the supporting statements include the following sentence: "Combined with the continued influence of the CEO's father, Harold McGraw, Jr., board entrenchment and independence were concerns." However, Harold McGraw, Jr. is deceased, having passed away on March 24, 2010. Thus, we believe that this sentence is materially false and misleading.

Please revise the supporting statements to delete this false and misleading sentence. If you choose not to delete this sentence, the Company may seek to exclude this sentence under Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Please address any response to me at The McGraw-Hill Companies, Inc., 1221 Avenue of the Americas, 48th floor, New York, NY 10020. Alternatively, you may transmit any response by facsimile to me at (212) 512-3997 or by e-mail as stated above.

If you have any questions with respect to the foregoing, please contact me at (212) 512-3998.

Sincerely,

Scott L. Bennett

Scott L. Bennett

cc: Kenneth Steiner

------ Forwarded Message
From: "Bennett, Scott" <scott_bennett@mcgraw-hill.com>
Date: Wed, 8 Dec 2010 10:28:38 -0500
To: olmsted FISMA & OMB Memorandum M-07-16 ***
Conversation: Rule 14a-8 Proposal (MHP)/Written Consent Proposal
Subject: RE: Rule 14a-8 Proposal (MHP)/Written Consent Proposal

Mr Chevedden
In response to your email below, assuming the sentence referred to in my letter dated December 6, 2010 is deleted, the Company's present intention is to include the written consent proposal in our proxy materials for the 2011 Annual Meeting. Please confirm your agreement on behalf of Kenneth Steiner to the deletion of the above referenced sentence.

Sincerely
Scott L Bennett

Scott L. Bennett
Senior Vice President
Associate General Counsel and Secretary
Legal Department- 48th Floor
1221 Avenue of the Americas
New York, NY 10020
212.512.3998 Tel
212.512.3997 Fax

From: olmsted [mailto FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 06, 2010 9:30 PM
To: Bennett, Scott
Subject: Rule 14a-8 Proposal (MHP)

Mr. Bennett, Thank you for acknowledging the written consent proposal. We want to have correct text. Is there any other issue whatsoever about this proposal. It is best to avoid piecemeal work.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Harold W. McGraw
Chairman of the Board
The McGraw-Hill Companies, Inc. (MHP)
1221 Ave of the Americas
New York NY 10020
Phone: 212 512-2564

NOVEMBER 3, 2010 UPDATE

DECEMBER 8, 2010 REVISION

Dear Mr. McGraw,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997

[MHP: Rule 14a-8 Proposal, October 6, 2010, Updated November 3, 2010, December 8, 2010 Revision at company request**]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 48%-support to a 2010 shareholder proposal on this same topic. Proposals often obtain a higher vote in a second submission.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value. Hundreds of major companies enable shareholder action by written consent.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, said that Board and executive pay concerns remained for McGraw-Hill. Our board had six directors with at least 11 years of service, including Chairman and CEO Harold McGraw III and his brother, Robert McGraw.

Furthermore, although Edward Rust was designated as a Lead Director, he was also a member of the Executive Committee together with three long-tenured directors, including CEO McGraw and Winfried Bischoff. Board entrenchment and independence were concerns.

In 2009 annual and long-term incentives were primarily based on earnings per share, raising concerns about redundancy. Time-vested stock options, which comprised 67% of our CEO's long-term incentives and performance share units, which comprised the remaining 33% of long-term incentives, were both based on three-year performance periods. This suggested a lack of sufficient incentives based on long-term performance. Finally, "all other compensation" was high with nearly $500K for our CEO and stock option grants in 2009 had historically low exercise prices.

Our management submitted multiple briefs to the Securities and Exchange Commission in a failed attempt to prevent us from even voting on this topic which ultimately received 48%-support. Reference: *The McGraw-Hill Companies, Inc.* (February 24, 2010) and *The McGraw-Hill Companies, Inc.* (March 17, 2010). Our management hired Wachtell, Lipton, Rosen & Katz, New York City to submit these failed briefs.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The 2010 annual meeting proxy was misleading or confusing due to information arranged in reverse order. In two instances the agent was given priority ahead of the rule 14a-8 proponent.

* Number to be assigned by the company.

**Reference December 8, 2010 Scott Bennett email message: "In response to your email below, assuming the sentence referred to in my letter dated December 6, 2010 is deleted, the Company's present intention is to include the written consent proposal in our proxy materials for the 2011 Annual Meeting."

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct 202.955.8287
Fax 202.530.9631
EIsing@gibsondunn.com

Client C 59029-00083

January 13, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The McGraw-Hill Companies, Inc.*
Stockholder Proposal of John Chevedden (Steiner)
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The McGraw-Hill Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal regarding written consent by stockholders (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent"). A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. Pursuant to Rule 14a-8(k), we have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated September 20, 2010, which the Company received via email on October 6, 2010. On October 13, 2010, the Company sent the Proponent a letter via both Federal Express and email notifying the Proponent that he had failed to submit adequate proof of ownership as required by Rule 14a-8(b) (the "Deficiency Notice"). In the Deficiency Notice, which is attached to this letter as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that the Proponent must submit a written statement of his intent to hold the requisite number of Company shares through the date of the Company's Annual Meeting under Rule 14a-8(b).

On October 15, 2010, the Proponent sent a letter dated October 12, 2010 (the "DJF Letter") purportedly from DJF Discount Brokers ("DJF") as the "introducing broker for the account of Kenneth Steiner ... held with National Financial Services LLC" certifying that, as of the date of such letter, the Proponent was the beneficial owner of 2300 of the Company's shares since October 12, 1994. A copy of the DJF Letter is included in the materials in Exhibit A.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Requisite Proof Of Continuous Stock Ownership.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a 8(b)(2). *See* Section C.1.c, SLB 14. Rule 14a-8(b)(2), in turn, provides that if a stockholder is not a registered holder and/or the stockholder does not have a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with respect to the company on file with the Commission, the stockholder must prove ownership of the company's securities by "submit[ting] to the company a written statement from the 'record' holder ... verifying" ownership of the securities. The Staff has reiterated the need for share ownership verification to be provided directly by the record holder and not indirectly by the proponent. Thus, the Staff has stated that "a shareholder must submit an affirmative written statement *from the record holder* of his or her securities that specifically verifies that the shareholder owned the securities" and has concurred that "monthly, quarterly or other periodic investment statements" do not sufficiently demonstrate continuous ownership of a company's securities, even if those account statements repeatedly show ownership of a company's shares and do not report any purchases or sales of such shares during the one year period. Section C.1.c.2, SLB 14 (emphasis added). *See Duke Realty Corp.* (avail. Feb. 7, 2002) (noting that despite the proponent's submission of monthly statements in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership" of the company's securities for at least one year prior to the submission of the proposal). Likewise, the Staff has for many years concurred that documentary support from other parties who are not the record holder of a company's securities is insufficient to prove a stockholder proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications, Inc.* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder).

In the instant case, as discussed below, the Proponent has not submitted an "affirmative written statement from the record holder" of his securities. As the Staff has stated, in "the event that the shareholder is not the registered holder, *the shareholder is responsible for proving his or her eligibility to submit a proposal to the company.*" Section C.1.c, SLB 14 (emphasis added). While the Staff has accepted proof of ownership from introducing brokers, such as DJF, since 2008 to satisfy this requirement, it has not deviated from the requirement that there be an "affirmative written statement from the record holder." As set forth in more detail below, the attached report from Arthur T. Anthony, a recognized certified forensic handwriting and document examiner ("Handwriting Expert"), concludes that a portion of the October 12, 2010 DJF Letter was, in fact, completed by Mr. Chevedden. Therefore, the DJF Letter does not constitute an "affirmative written statement from the record holder" as required by the standards set out in SLB 14.

The submission of no-action request letters by American Express Company (filed Dec. 17, 2010) and Bristol-Myers Squibb Company (filed Dec. 30, 2010), caused the

Company to question the validity of the DJF Letter submitted as proof of the Proponent's ownership of shares of the Company. As a result, the Company retained the assistance of the Handwriting Expert to analyze the DJF Letter. The Handwriting Expert has prepared a report (the "Handwriting Report") detailing his analysis of the DJF Letter and other related documents, which is attached to this letter as Exhibit C. The Handwriting Report concludes that the information specific to the Proponent's ownership of the Company's securities (the name of the Company, the number of shares allegedly beneficially owned and the date since which the shares allegedly have been held, hereinafter referred to as the "Company Specific Ownership Information") is written in different handwriting than that used to provide the information evidencing the Proponent's account with DJF (specifically, the Proponent's name and account number, as well as the date of the DJF Letter, hereinafter referred to as the "Proponent Specific Information"). As the Handwriting Report explains, the Company Specific Information in the DJF Letter is in Mr. Chevedden's handwriting. The Handwriting Report further explains that the Proponent Specific Information in the DJF Letter is an identical reproduction of that appearing on DJF letters submitted to other companies dated the same date, indicating that a single blank letter was signed and then reproduced, presumably with the Company Specific Information filled in thereafter.

Accordingly, the Company believes that, for purposes of Rule 14a-8(b), the Proponent has not satisfied his burden of submitting an affirmative written statement from the record holder of the Company's shares specifically verifying the Proponent's ownership of shares of the Company. Mr. Chevedden's provision of the name of the Company, the number of shares held by the Proponent and the date since which the shares allegedly have been held, does nothing more than represent Mr. Chevedden's personal and unsupported assertions of the Proponent's ownership of the Company's securities. In addition, based on the Handwriting Report, it appears that Mr. Chevedden was provided with a single executed "form" letter from DJF and that Mr. Chevedden then made photocopies of this letter and filled in the Company Specific Ownership Information in the DJF Letter. Accordingly, the DJF Letter is not a sufficient statement *from the record holder* verifying the Proponent's ownership of the Company's securities.

The history of Rule 14a-8 and its minimum ownership and holding period requirements indicate that the Commission was well aware of the potential for abuse of the rule, and the Commission indicated on several occasions that it would not tolerate such conduct. The Commission amended Rule 14a-8 in 1983 to require that proponents using the rule have a minimum investment in and satisfy a minimum holding period with respect to a company's shares in order to avoid abuse of the stockholder proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4185 (November 5, 1948). Moreover, subsequent Staff guidance demonstrates that it is not sufficient to submit written statements of a proponent's ownership of a company's securities other than from the record holder of such securities. As noted above, in SLB 14, the Staff expressly stated that when a proponent is not the record holder of a company's securities, the written statement of ownership "must be from the record holder of the shareholder's securities." The same guidance confirms that evidence of ownership provided by a proponent, such as brokerage firm account statements, and a written statement from someone who is not the record holder, such as an investment adviser, is insufficient proof with regard to the minimum ownership requirements. Section C.1.c.1, SLB 14.

The Commission's concerns about abuse of Rule 14a-8 are relevant to the present situation. The Proponent has not satisfied his burden to provide clear and sufficient evidence verifying the Proponent's purported shareholdings. Accordingly, because the Proponent has not fulfilled his responsibility to prove his eligibility to submit the Proposal, the Company believes it may properly exclude the Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

On numerous occasions the Staff has permitted the exclusion of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a 8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a 8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which included the information listed above. *See* Exhibit B.

The verification of proof of ownership in Rule 14a-8(b)(2) is a central feature of the Commission's stockholder proposal process. A recent federal district court case involving Mr. Chevedden and the Apache Corporation also points to concerns about Mr. Chevedden's actions. In that case, the court noted that Apache had "identified grounds for believing that the proof of eligibility [was] unreliable." *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). Here, even more so than in *Apache*, due to the conclusions of the Handwriting Report and the facts upon which the Handwriting Expert's analysis is based, we believe that the proof of eligibility submitted by the Proponent does not establish the Proponent's eligibility pursuant to Rule 14a-8(b)(2).

Because the DJF Letter is insufficient proof of the Proponent's eligibility to submit a proposal to the Company pursuant to Rule 14a-8(b)(2)(i) and the Staff's guidance in SLB 14, the Company requests that the Staff concur with its view that it may exclude the Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

II. Waiver Of The 80-Day Requirement In Rule 14a-8(j)(1) Is Appropriate

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." As discussed above, the Company initially relied upon the purported verification of ownership in the DJF Letter. We believe that good cause for a waiver exists because of the subsequently obtained information demonstrating that the DJF Letter is not sufficient verification, and because the situation here raises fundamental questions regarding the legitimacy of the stockholder's ability to submit a proposal and the integrity of the process under Rule 14a-8. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Scott L. Bennett, the Senior Vice President, Associate General Counsel and Secretary, at (212) 512-3998.

Sincerely,

Elizabeth A. Ising

Enclosure(s)

cc: Scott L. Bennett, The McGraw-Hill Companies
John Chevedden
Kenneth Steiner

GIBSON DUNN

Exhibit A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 06, 2010 07:01 PM Eastern Standard Time
To: Bennett, Scott
Subject: Rule 14a-8 Proposal (MHP)

Mr. Bennett,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Harold W. McGraw
Chairman of the Board
The McGraw-Hill Companies, Inc. (MHP)
1221 Ave of the Americas
New York NY 10020
Phone: 212 512-2564

Dear Mr. McGraw,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997

[MHP: Rule 14a-8 Proposal, October 6, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 48%-support to a 2010 shareholder proposal on this same topic. Proposals often obtain a higher vote in a second submission. Our management submitted multiple briefs to the Securities and Exchange Commission in a failed attempt to prevent us from even voting on this topic: *The McGraw-Hill Companies, Inc.* (February 24, 2010) and *The McGraw-Hill Companies, Inc.* (March 17, 2010). Our management hired Wachtell, Lipton, Rosen & Katz, New York City to submit these failed briefs. Wachtell attorney Elliott V. Stein signed the briefs.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value. Hundreds of major companies enable shareholder action by written consent.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The 2010 annual meeting proxy was misleading or confusing due to information arranged in reverse order. In two instances the agent was given priority ahead of the rule 14a-8 proponent.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email** FISMA & OMB Memorandum M-07-16 ***

From: olmsted FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 15, 2010 10:55 PM Eastern Standard Time
To: Bennett, Scott
Subject: Verification Letter -(MHP)

Mr. Bennett, Scott,
Please see the attached Rule 14a-8 verification of stock ownership letter.
Sincerely,
John Chevedden
cc: Kenneth Steiner

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2300 shares of The McGraw-Hill Cos., Inc. (MHP), having held at least two thousand dollars worth of the above mentioned security since the following date: 10/12/97, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Scott Bennett	From John Chevedden
Co./Dept.	Co.
Phone #	*** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-512-3997	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

GIBSON DUNN

Exhibit B

The McGraw·Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

October 13, 2010

VIA FEDERAL EXPRESS AND E-MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On October 6, 2010, you submitted via email a shareholder proposal for inclusion in our 2011 proxy statement entitled: Shareholder Action by Written Consent.

As requested in the letter from Mr. Kenneth Steiner dated September 20, 2010 that accompanied your submission of the proposal, we are addressing this correspondence to you, rather than Mr. Steiner. We are also enclosing a copy of the applicable SEC provision, Rule 14a-8, for your reference.

Pursuant to Rule 14a-8(b), in order to be eligible to submit a proposal for consideration at McGraw-Hill's 2011 Annual Meeting, Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of the McGraw-Hill's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. In addition, Mr. Steiner must also continue to hold such securities through the date of the meeting.

This letter is intended to notify you that we have not received sufficient proof that Mr. Steiner has complied with the requirements of Rule 14a-8(b). We have searched our shareholder records, but are unable to find Mr. Steiner listed as a record holder of McGraw-Hill stock. We are therefore now requesting from you proof of Mr. Steiner's stockholdings, as required by Rule 14a-8(b) and as described above.

If Mr. Steiner is a McGraw-Hill stockholder of record, we apologize for not locating him in our own records. In such case, we will need for you to advise us precisely how the McGraw-Hill shares are listed on our records. If Mr. Steiner is not a registered stockholder, you must prove his eligibility to McGraw-Hill in one of two ways. The first way is to submit to McGraw-Hill a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the proposal, he continuously held the requisite number of McGraw-Hill securities for at least one year. The second way to prove ownership applies only if he has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC (or amendments to those documents or updated forms), reflecting his ownership of the requisite number of McGraw-Hill shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to McGraw-Hill (i) a copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (ii) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that your response, including the required documentation of ownership, should be sent directly to my attention and must be postmarked or transmitted electronically within 14 calendar days of the date you receive this request, and that McGraw-Hill reserves the right to exclude the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

Scott L. Bennett

Scott L. Bennett

Enclosure

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

GIBSON DUNN

Exhibit C

Arthur T. Anthony, LLC
Certified Forensic Handwriting &
Document Examiner

P. O. Box 620420
Atlanta, Georgia 30362

(770) 338-1938
FAX (770) 234-4300

January 14, 2011

Elizabeth Ising, Esquire
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W
Washington, DC 30036-5306

Re: Handwriting Analysis – DJF Discount Brokers Letters

Dear Ms. Ising:

On January 7, 2011, you submitted to me various electronic copy documents for handwriting analysis. Basically, you requested that I examine and compare questioned handwriting entries on DJF Discount Brokers letters in an attempt at determining whether or not John Chevedden prepared those questioned entries. I was supplied with several examples of John Chevedden's known standard handwriting for comparison purposes. At my request, on January 10, 2011, you submitted several additional documents containing the known standard handwriting of John Chevedden. The following is a detailed description of the submitted documents and the results of my findings.

EXHIBITS:

I.

DJF Discount Brokers - Questioned Document

1. Photocopy DJF Discount Brokers letter, dated 12 October 2010, for 2,300 shares of The McGraw-Hill Cos., Inc., (MPH) and signed Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

2. Photocopy DJF Discount Brokers letter, dated 12 October 2010, for 5,700 shares of Alcoa Inc., (AA) and signed Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

3. Photocopy DJF Discount Brokers letter, dated 12 October 2010, for 5,000 shares of Motorola Inc., (MOT) and signed Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

4. Photocopy DJF Discount Brokers letter, dated 12 October 2010, for 700 shares of Fortune Brands Inc., (FO) and signed Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

5. Photocopy DJF Discount Brokers letter, dated 12 October 2010, for 1,809 shares of Verizon Communications Inc., (VZ) and signed Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

6. Photocopy DJF Discount Brokers letter, dated 12 October 2010, for 3,200 shares of Bristol Meyers Squibb (BMY) and signed Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

7. Photocopy DJF Discount Brokers letter, dated 12 October 2010, for 2,000 shares of American Express Co., (AXP) and signed Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

II.

John Chevedden – Additional Known Standard Handwriting

8. Photocopy proposal letter on William Steiner letterhead stationery to Mr. Harold W. McGraw, dated 9/17/2010, signed William Steiner bearing the known standard handwriting of John Chevedden at the upper right corner.

9. Photocopy proposal letter on Kenneth Steiner letterhead stationery to Mr. Harold W. McGraw, dated 9/20/2010, signed Kenneth Steiner bearing the known standard handwriting of John Chevedden at the upper right corner.

10. Photocopy DJF Discount Brokers letter for McGraw-Hill, Cos., dated 24 Nov 2008, bearing the known standard handwriting on an attached Post-It Fax Note, dated 11-24-08.

11. Photocopy DJF Discount Brokers letter for McGraw-Hill Cos., dated 23 Nov 2009, bearing the known standard handwriting on an attached Post-It Fax Note, dated 11-23-09.

12. Photocopy letter on John Chevedden letterhead stationery, dated January 9, 2009, with an attached Exhibit B which contains the known standard handwritten notation of John Chevedden.

REQUESTS:

A. Whether or not John Chevedden prepared any of the questioned handwriting on the Exhibit 1 questioned DJF letter.

B. Whether or not any of the questioned handwritten entries on the questioned DJF letters, Exhibits 1 through 7, are identical.

FINDINGS:

It is my professional opinion that John Chevedden prepared the questioned handwritten "2300" share entry, the handwritten "The McGraw-Hill Cos. Inc., (MHP) entry and the handwritten "10/12/94" date entry on the Exhibit 1 DJF letter.

Further examination reveals that the questioned handwritten "12 October 2010," date, the handwritten "Kenneth Steiner" account name, the handwritten "LLC" entry, the handwritten "Kenneth Steiner" certification name, and the "Mark Filiberto" signature on Exhibits 1 through 7 are identical reproductions of each other and originated from the same source. These questioned handwritten entries were not prepared by John Chevedden.

REMARKS:

The above findings are demonstrative through enlarged illustrative charts. If testimony is required, please allow sufficient time for the necessary preparations, usually two to three weeks.

A curriculum vitae outlining my experience in the field of forensic document examination is attached to this report.

Respectfully,

Arthur T. Anthony

Enclosures

Diplomate-American Board of Forensic Document Examiners
American Society of Questioned Document Examiners
American Academy of Forensic Sciences

Arthur T. Anthony

Certified Forensic Handwriting and Document Examiner

Post Office Box 620420
Atlanta, Georgia 30362

(770) 338-1938
Fax (770) 234-4300

A practice concerning the forensic examination of questioned documents, the scope of which, but is not limited to, the examination of signatures and other writings for the purpose of determining the origin or authenticity of questioned documents. In addition, the field also includes the non-destructive examination of inks, medical records, paper, obliterations, alterations, interlineations, wills, codicils, deeds, and contracts for the purpose of authentication of disputed documents.

1971	Received Bachelor of Science degree from Central Missouri State University, Warrensburg, Missouri
1972 through 1974	United States Army
1974 through 1978	Federal Bureau of Investigation - Computer and Laboratory Divisions
1978 through 1981	Illinois Department of Law Enforcement - State Crime Laboratory
1981 to 2009	Georgia Bureau of Investigation - State Crime Laboratory. Chief Forensic Document Examiner & Manager of Questioned Documents and Forensic Imaging Section

BACKGROUND:

Initial training in the examination of questioned documents began in 1976 at the FBI Laboratory in Washington, D.C. Worked in the capacity of a Physical Science Technician in the Document Section of the Laboratory Division. Affiliation with the FBI Lab lasted for two and one half years. Subsequently, accepted a position as a Document Examiner for the Illinois Department of Law Enforcement where my professional training continued under the direction of the Chief Document Examiner for that State Crime Laboratory System. Associated with the Illinois Department of Law Enforcement, Crime Laboratory System for approximately three years.

Retired Chief Forensic Document Examiner and Manager of the Questioned Documents and Forensic Imaging Section of the Georgia Bureau of Investigation, Division of Forensic Sciences. (Georgia State Crime Laboratory)

[14] "A Software Tool for Line Quality Determinations," A paper presented at the 52nd Annual Meeting of the American Academy of Forensic Sciences, Reno, Nevada, February 2000.

[15] "A Validation Study Concerning the Axiom That No Two Homogenous Signatures Can be Identical in all Respects," A paper presented at the International Association of Forensic Sciences conference, June 2000, Los Angeles, California

[16] "A Software Program for Line Sequence and Line Quality Determinations: A Progress Report," A paper presented at the 58th Annul Conference of the American Society of Questioned Document Examiners, Ottawa, Ontario, Canada, August 2000.

[17] "A Compendium of Defects from Non-Impact Printing Systems," A paper presented at the Annual Meeting of the American Academy of Forensic Sciences, Seattle, Washington, February 2001.

[18] "Validation Study of Measurement of Internal Consistencies Software (MICS) as it relates to Line Sequence and Line Quality Determinations in Forensic Document Examination," a paper presented at the Annual Meeting of the American Academy of Forensic Sciences, February 2002.

[19] "An Esoteric Technique Useful in the Identification of Unidentified Remains from the Examination of Faded, Illegible Hospital Identification Wristbands," published in the *Journal of Forensic Sciences*, Vol. 48, No. 4, July 2003.

[20] "Forensic Document Examiner Involvement in Medico-Legal and Other Non-Traditional Document Issues" A paper presented at the annual meeting of the American Society of Questioned Document Examiners, Baltimore, Maryland, August 2003.

[21] "Is Penmanship Dead? Tablet PCs and Their Impact on Forensic Document Examination" a paper presented at the annual meeting of the Southeastern Association of Forensic Document Examiners, Atlanta, Georgia, April 2004.

[22] "Image Processing Method Purported to be Useful in the Detection of Image Manipulation" a paper presented at the annual meeting of the American Academy of Forensic Sciences, San Antonio, Texas, February 22, 2007.

[23] "Digital Paper: Fad, Flop or the Future? A paper presented at the annual meeting of the American society of Forensic Document Examiners, Boulder, Colorado, August 16, 2007.

[24] "Conversion of a Digital Single Lens Reflex Camera to Infrared. A paper presented at the annual meeting of the Southeastern Association of Forensic Document Examiners, April 24, 2010.

The following is a list of cases in which I recall giving testimony at trial, hearings or through deposition for the last four plus years:

02/01/99	State of Georgia v. Alcindor Fortson, Oconee County Superior Court Case No. 98-CR-235B-S
02/23/99	State of Georgia v. Berry Freeman, Clayton County Superior Court Case No. 98-CR021436
03/18/99	Michael L. Kelly, individually and by next friends Pat Kelly and James P. Kelly v. John C. Rochester, M.D., et al., Circuit Court For Knox County, Tennessee, Civil Action File No. 2-608-96, Deposition, Atlanta, Georgia
04/14/99	State of Georgia v. Marilyn Gail Stutsman, Morgan County Superior Court
05/27/99	State of Georgia v. Margaret Ann Brown, Walker County Superior Court, Case No. 18621
09/23/99	State of Georgia v. Lawrence Chinnery, Cherokee County Superior Court Case No.: 99-CR-000441
09/28/99	State of Georgia v. Donnie Jeff Manning, Macon County Superior Court Case No.: 97R-211
10/12/99	S. M. Bishop v. Phillip Lawson, et al., Deposition, Atlanta, Georgia Case No.: 99V0240
01/20/00	The Estate of James W. Lovett, Fulton County Georgia, Probate Court Arrington & Hollowell File No. 99-145
02/03/00	S. M. Bishop v. Phillip Lawson, et al. Continuation of Deposition, Atlanta, Georgia, Case No.: 99V0240
03/09/00	State of Georgia v. Frank Schwindler, Chatham County Superior Court Case No.: CRN-990202063A
05/05/00	State of Georgia v. Michael J. Gilson, Hall County Superior Court Case No.: 1999CR001364A
06/12/00	State of Georgia v. Ramon E. Ferguson, Columbia County Superior Court Case No.: 199900704, Indictment #99CR259
07/13/00	Fletcher Florence v. Oak Manor Nursing Home, Muscogee County Superior Court, Civil Action File No. SU97CV-4233, Deposition, Atlanta, Georgia
07/26/00	Fletcher Florence v. Oak Manor Nursing Home, Muscogee County Superior Court Civil Action File No. SU97CV-4233
10/04/00	S. M. Bishop v. Phillip Lawson, et al., Carroll County Superior Court Case No.: 99V0240
04/30/01	State of Georgia v. Michael Tony Cooper, Hall County Superior Court
05/08/01	State of Georgia v. Jonathan Lee Evans, Whitfield County Superior Court
05/18/01	Sysco Foods of Atlanta v. Robert McNeill, Gwinnett County State Court, Deposition, Atlanta, Georgia, Civil Action File No.: 99-C-6414-3
07/11/01	State of Georgia v. Tracy Fortson, Madison County Superior Court Case No.: 00-MR-141-T
08/15/01	Windsor Door, Inc., v. Mike's Overhead Door, Inc., and Mike Ratteree, Bibb County State Court, Civil Action File No. 47488
08/28/01	Margaret C. Griffin, as personal Representative of the Estate of Daniel V. Griffin v. American General Life, in the Circuit Court of the Thirteenth Judicial Circuit, Hillsborough County, Tampa, Florida, Case No.: 95-410, Division "H"
10/22/01	Elaine Gill v. The Medical Center of Central Georgia, Bibb County Superior Court, Case No. 98-CV-2686
11/09/01	United States of America v. Terry Wayne Kirby, United States District Court, Northern District of Georgia, Atlanta, Daubert Hearing, Criminal Action File No. 1:01-CR-642-JTC
11/12/01	State of Georgia v. Rico Teasley, Clarke County Superior Court, Case No. SU98CR0371
11/30/01	Roberta L. Brown, et al. v. Benjamin S. Brown, M.D., et al., Upson County Superior Court, Civil Action File No. 00-V-316, Deposition, Covington, Georgia
12/18/01	United States of America v. Terry Wayne Kirby, United States District Court, Northern District of Georgia, Atlanta, Daubert Hearing continuation, Criminal Action File No. 1:01-CR-642-JTC
02/08/02	Premier Holidays International, Inc., et al. v. First Union Bank, United States District Court, Northern District of Georgia, Deposition, Atlanta, Georgia, Civil Action File No. 1:0CV-91-ODE
03/28/02	State of Georgia v. Shanda Poorbaugh, Rockdale County State Court

09/26/02	Omega Research and Dev., Inc., v. Urim Corp., United States District Court Northern District of Georgia, Atlanta, Civil Action No. 1:01 CV-2011, Deposition, Atlanta, Georgia
10/25/02	Premier Holidays International, Inc., et al. v. First Union Bank, United States District Court, Northern District of Georgia, Atlanta, Civil Action File No. 1:0CV-91-ODE
10/29/02	State of Georgia v. George R. Grinstead, Toombs County Superior Court, Case No.: 1CR00291
12/11/02	State of Georgia v. Michael Roberts, Houston County Superior Court Case No. 2002-C-28854
12/20/02	The Estate of Bobby Brown, Jr., DeKalb County Probate Court Estate No.: 2001-0659
01/13/03	North Grading v. St. Paul Fire & Marine Insurance Co. United States District Court, Northern District of Georgia, Newnan Division, Civil Action No. 3:02-CV-103-JTC
02/05/03	State of Georgia v. Marcus Dixon, Fulton County Superior Court Indictment No. 01SC12278
02/10/03	Chester Porter Moss and James Hargrove v. Crawford and Company United States District Court, Western District of Pennsylvania, Pittsburgh Case No. 98 -1350
06/18/03	State of Georgia v. Kenya (NMN) Davis, DeKalb County Superior Court, Case No.: 02-CR-3436
07/10/03	State of Georgia v. Kameron Bernard Kelsey, Bibb County Superior Court, Case No.: M01048138
08/07/03	State of Georgia v. Brandon Dekil Tarver, Washington County Superior change of venue to Toombs County, Case No.: 00CR00078
09/04/03	Heritage Financial, Inc. v. Martin Lysaght and James Quay, Fulton County Superior Court, Civil Action File No.: 2002CV5645
11/18/03	U. S. v. William Emmett LeCroy, Jr., Criminal Action No. 2:02-CR-38 Daubert Hearing, Northern District of Georgia, Gainesville Division
02/25/04	U. S. v. William Emmett LeCroy, Jr., Criminal Action No. 2:02-CR-38 Northern District of Georgia, Gainesville Division
03/01/04	State of Georgia v. Janice Marie Carlisle, Case No. 97-B-0731-1, Gwinnett County Superior Court
03/22/04	U. S. v. Debra B. Woodard, et al. Case No. 1:03-CR-498-3TC, Federal District Court for the Northern District of Georgia, Atlanta, Division
03/23/04	U. S. v. Debra B. Woodard, et al. Case No. 1:03-CR-498-3TC, Federal District Court for the Northern District of Georgia, Atlanta, Division District of Georgia, Atlanta, Division
03/25/04	State of Georgia v. Tracey Fortson Case No.: 00-MR-141-T, Madison County Superior Court, Change of Venue to Effingham County Superior Court
04/20/04	State of Georgia v. Donnie Allen Hulett Case No.: 02CR20595 Walker County Superior Court
05/18/04	Jeff Houston v. Daniel Leon Prather, Case No.: 2003CV-554-S, Polk County Superior Court
07/20/04	Patterson, Perry (for Betty Flora Patterson,) et al. v. Life Care Centers of America, Inc., et al. – Civil Action File No. 02-A93670-3, deposition, Atlanta, Georgia
08/25/04	State of Georgia v. Dustin (Dusty) Mitchel Utz, case No.: 04-CR-000317 Cherokee County Superior Court
08/30/04	Judith K. Jaques, et al. v. Georgia Baptist Health Care System, Inc., Civil Action File No.: 03VS047245E, Deposition, Atlanta, Georgia
10/25/04	Destiny Hammock, et al v. John G. Ricketson, M.D.; Civil Action File No.: 03SCV0504, Deposition Marietta, Georgia
11/08/04	Deborah Johnson, as Personal Representative of the Estate of Pamela Demetra Stegall, et al. v. Jasmine Jeffers, M.D., and Cumberland Obstetrics, et al. State Court of Fulton County; CAFN 03VS043698F, Deposition, Duluth, Georgia
12/07/04	Ulysses Simmons, Jr., et al. v. Baptist Village, Inc., et al Superior Court of Bibb County; Civil Action File No.: 01CV13737, Deposition, Duluth, Georgia
04/12/05	Toccoli v. The Roane Estate, Deposition, Gainesville, Georgia

08/09/05	Thomas Read v. Life Care Centers of America, Inc., et al. Circuit Court of the 10th Judicial Circuit in and for Polk County, Florida, Case No.: 53-2003 CA-003165, deposition, Atlanta, Georgia
08/26/05	Charles R. McNutt, Jr. and Lynda McAfee, as Administrators of the Estate of Charles McNutt, Sr., v. Jane Benson, Civil Action File No. 03-CI-196, Murray County, deposition, Calhoun, Georgia
08/29/05	John T. Shirley, as Administrator of the Estate of Jeannie Rebecca Campbell et al. v. Life Care Centers of America, Inc., d/b/a Life Care Center of Gwinnett, et al. Civil Action File No.: 2005CV95894, deposition, Atlanta, Georgia
09/20/05	The Estate of B. E. Freeman, Probate Court, Bainbridge, Georgia
10/11/05	Charles R. McNutt, Jr., and Linda McAfee Administrator of the Estate of Charles R. McNutt, Sr., V. Jane Benson Civil Case No.: 03-CI-196, Murray County Superior Court, Chatsworth, Georgia
10/28/05	Lonell Robinson, Representative of the Estate of George Robinson v. Manor Care, Inc., f/n/a HCR Manor Care, Inc., et al, Civil Action File No.: 03-C-540K, In the Circuit Court of Raleigh County, West Virginia, deposition, Atlanta, Georgia
11/29/05	State of Georgia v. Winston Pressley Reid, et al Case #: 2005C00510, Columbia County, Evans, Georgia
01/18/06	Estate of Myrlean Chambers Hicks, Estate No.: 19442, Floyd County Probate Court, Rome, Georgia
03/02/06	State of Georgia v. James Vincent Sullivan, Fulton County Superior Court, Atlanta, Georgia
08/02/06	Katina Hall, individually and as Mother, and Guardian of Kimora Edwards, a minor child v. Suwannee Pediatrics, et al. State Court of Gwinnett County Civil Action File No.: 02-C-10019-4, deposition, Atlanta, Georgia
08/08/06	Katina Hall, individually and as Mother, and Guardian of Kimora Edwards, a minor child v. Suwannee Pediatrics, et al. State Court of Gwinnett County Civil Action File No.: 02-C-10019-4
08/09/06	State of Georgia v. Timothy Whitley, Fulton County Superior Court, Case No. 02SC07001
09/12/06	In Re: Estate of Martha Ann Bishop, Estate No.: 06-52,Union County Probate Court, Blairsville, Georgia
09/13/06	Robert F. Wright, Jr., Cecil Herbert Barnes, Jr., et al v. Sherry T. Barnes, et al In Re: Estate of Cecil H. Barnes, Sr., The Court of Common Pleas for Aiken County, Aiken, South Carolina, Case No.: 2005-CP-02-38
10/12/06	Robert Steven Dysart and Debbie J. Dysart v. Cartersville Medical Center, et al Civil Action File No.: 05A4964-1, Deposition, Atlanta, Georgia
10/31/06	Lawrence William Lee v. William Terry, Warden, Georgia Diagnostic Prison, Superior Court Butts County, State of Georgia Case No.: 89-V-2325, Deposition, Decatur, Georgia
11/16/06	State of Georgia v. Scott Davis, Fulton County Superior Court, Atlanta, Georgia, Case No.: 05SC37460
12/05/06	Kimberly Mullins and Timothy J. Mills, Jr., as Co-Personal Representatives of the Estate of Timothy J. Mills, Sr., Deceased v. Ronald S. Sills, M.D., et al In the Circuit Court of the 18th Judicial Circuit, Brevard County, Florida Case No.: 05-2003-CA-044050, Deposition, Atlanta, Georgia

01/24/07	State of Georgia v. Koby Karuzis, In the Juvenile Court of Gwinnett County Case Number: 06-4358
03/02/07	Charles M. Thomas v. Birmingham Budweiser Distributing Company, Inc., The Northern District of Alabama, Birmingham, Alabama, Evidentiary Hearing. Case No. CV07-BE-0021-S
03/27/07	State of Georgia v. Kenneth L. Johnson, Case No.: 05-R-110, Grady County Superior Court
05/17/07	State of Georgia v. Sunday Stokes, Case No.: 06-CR-0055S, Treutlen County Superior Court, Probation Revocation Hearing
07/06/07	Charmaine Zawila, et al v. Sovereign Healthcare of Metrowest, et al, Deposition, Orlando, Florida
08/02/07	State of Georgia v. Leonard Smith, Dooly County Superior Court, Vienna, Georgia Case No.: 07DR-002
09/24/07	State of Georgia v. Stacey Ina Humphreys, Glynn County Superior Court, Brunswick, Georgia, Change of venue from Cobb County, Case No. 04-0673
10/09/07	State of Georgia v. Brian Bookins, Baldwin County Superior Court, Milledgeville, Georgia, Case No. 06-CR-06-CR-45776
12/11/07	Ford v. Ford, Gwinnett County Georgia State Court
02/27/08	Deonarine Chabdeo v. On time Staffing, LLC Case New Holland, Inc., Caterpillar Logistics Services, Inc., and John Doe 1-3, Civil Action File 2007EV001678B, Deposition, Atlanta, Georgia
03/04/08	Owen, et al v. Lockwood, et al, Civil Action File No.: 05CV00876, Superior Court Catoosa County, Georgia
06/23/08	State of Georgia v. Chiman L. Rai, Fulton County Superior Court, Indictment No.: 06SC48640
06/27/08	Na'im Harris, et al v. Ngoc Hai Le, D.O., et al Civil Action No.: 1030920F, Chatham County State Court, Deposition, Hinesville, Georgia
08/19/08	U. S. v. Kala Dennis, Case No.: 2:07cr101MEF, United States District Court for the Middle District of Alabama
09/17/08	Eugene Vincent Soden, III, and Deborah Marie Soden Rowe, Individually and as Administrator of the Estate of Eugene Vincent Soden, Jr. v. Scottrade, Inc., et al FINA Arbitration No.: 07-03133 Case No.: 2007CV131944
11/18/08	State of Georgia v. Judith Hurt Whitmire, Rabun County Superior Court, Case No: 08CR001C
12/08/08	Jeffrey and Kaoula Harris v. Pizza K, Inc., Peixoto & Candido, Inc., and Francisco Ferreira; State Court of DeKalb County; Civil Action File No.: 08A86177-1; Deposition, Marietta, Georgia
12/09/08	Tri-South Development Properties, Inc., et al v. Valleyfield Finance, LLC, et al; Civil Civil Action File No.: 07-CV-3780-W, Deposition, Lawrenceville, Georgia
12/30/08	PL Napa / JC Investments Partnership v. 1221 Second Street, LLC, et al Deposition, Los Angeles, California
01/02/09	James A. Adams v. Dena Eaves McClain, Superior Court Elbert County, Civil Action No.: 06-EV-100J, Deposition, Danielsville, Georgia
01/26/09	James A. Adams v. Dena Eaves McClain, Superior Court Elbert County, Civil Action No.: 06-EV-100J, Elbert County Superior Court, Elberton, Georgia

02/11/09	Donald Wright, et ux, v. The Rymland Group, et al., Civil Action Case No.: 05-CV-3298, Hearing, Superior Court Cherokee County
03/09/09	Christie Hartwell, as Administratrix, of the Estate of Bonnie Donohue v. Northside Hospital, et al Civil Action File No.: 06EV001297-F, Deposition, Atlanta, Georgia
03/10/09	Wertz v. Allen, Civil Action File No.: 07CV46445, Deposition, Fayetteville, Georgia
04/29/09	Rejesh Patel and Mukesh Patel v. Nick's Hotels, LLC and Naresh A. Patel, Deposition, Atlanta, Georgia. Superior Court of Gwinnett County, CAFN 07-A-11241-9
05/20/09	Lee Jaraysi v. Judy Miller, individually, and in her capacity as President of American Note Investment, Inc., et al. Fulton County Superior Court Civil Action File No: 2007-CV-136309
07/07/09	American Home Equity Corporation v. Fidelity National Title Insurance Company; Civil Action File No.: 2008 CV 153208, Fulton County Superior Court, Deposition, Atlanta, Georgia
09/31/09	Linda Hawkins, as Surviving Spouse and Administrator of the Estate of Rodney Hawkins, Deceased v. Ruby Tuesday, Inc., a Georgia Corporation; Civil Action File No.: 2006EV001256E; Deposition, Atlanta, Georgia
09/10/09	Sam Payne, as Executor of the Estate of George Oscar (Van) Oscar Morris v. Alberta Morris Lewis. Gordon County Superior Court, Calhoun, Georgia Civil Action File No.: 07CV49662
12/15/09	Linda Hawkins, as Surviving Spouse and Administrator of the Estate of Rodney J. Hawkins, Deceased v. Ruby Tuesday, Inc., a Georgia Corporation. Clayton County State Court, Civil Action File No.: 2008CV12596C
12/16/09	Terry R. Becham v. Lendmark Financial Services, Inc. Superior Court of Houston County. Civil Action File No.: 2007-V-86996-K
02/18/10	Phillips v. Phillips, Jasper County Superior Court
04/08/10	State of Georgia v. Michael Harvey, Fulton County Superior Court, Ind. No. 08SC66467
07/14/10	Raj Goel, Individually and as the Administrator of the Estate Of Anita Goel, Deceased, v. Man Mohan Gupta, M.D., Ellis Wayne Evans, M.C., and Ellis W. Evans, Sr., M.D., F.A.C.S., P.C., Bibb County State Civil Action File: 64877. Deposition, Atlanta, Georgia
07/27/10	Alan H. Jones v. Michelle M. Jones, Dougherty County Superior Court, Civil Action File No.: 07-CVD-2457-2
09/23/10	Gwinnett Community Bank v. International Hospitality, LLC, Ramesh Amin, William Brooks, et al. Civil Action File No.: 09-C-13437-I, Deposition, Atlanta, Georgia
10/26/10	Glenda a. Ridgeway v. Gary Toles and terry Toles, Superior Court of Floyd County, Civil Action File No: 09CV01095JFL002

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2300 shares of The Mc Graw-Hill Cos., Inc. (MHP), having held at least two thousand dollars worth of the above mentioned security since the following date: 10/12/94, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Scott Bennett	From John Chevedden
Co./Dept.	Co.
Phone #	*** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-512-3997	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5700 shares of Alcoa Inc. (AA); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/18/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Donna Dabney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 212-836-2807	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF
DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** with National Financial Services Corp. LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5000 shares of Motorola Inc. (MOT); having held at least two thousand dollars worth of the above mentioned security since the following date: 5/12/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Michelle Werner	From John Chevedden	
Co./Dept.	Co.	
Phone #	***FISMA & OMB Memorandum M-07-16***	
Fax # 847-576-3628		

Exhibit C

DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 700 shares of Fortune Brands Inc. (FO); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/29/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Mark Roche	From John Chevedden	
Co./Dept.	Co.	
Phone #	***FISMA & OMB Memorandum M-07-16***	
Fax # 847-484-4490		

DJF
DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ________________, held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1809 shares of Verizon Communications Inc. (VZ) having held at least two thousand dollars worth of the above mentioned security since the following date: 8/10/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Mary Louise Weber	From John Chevedden
Co./Dept.	Co.
Phone #	***FISMA & OMB Memorandum M-07-16***
Fax # 908-696-2068	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 3200 shares of Bristol Myers Squibb (BMY); having held at least two thousand dollars worth of the above mentioned security since the following date: 7/2/96, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Sonia Vora	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 609-897-6217	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of American Express Co. (AXP); having held at least two thousand dollars worth of the above mentioned security since the following date: 9/22/95, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▸
To Carol Schwartz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 212-640-0135	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Harold W. McGraw
Chairman of the Board
The McGraw-Hill Companies, Inc. (MHP)
1221 Ave of the Americas
New York NY 10020

NOVEMBER 15, 2010 REVISION

Dear Mr. McGraw,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner

9/17/2010
Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Harold W. McGraw
Chairman of the Board
The McGraw-Hill Companies, Inc. (MHP)
1221 Ave of the Americas
New York NY 10020
Phone: 212 512-2564

NOVEMBER 3, 2010 UPDATE

DECEMBER 8, 2010 REVISION

Dear Mr. McGraw,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997

DJF

DISCOUNT BROKERS

Date: 24 Nov 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1800 shares of McGraw-Hill Cos; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/12/94, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-24-08 # of pages ▶
To Scott Bennett	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-512-3997	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF
DISCOUNT BROKERS

Date: 23 Nov 2009

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2300 shares of McGraw-Hill Cos; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/12/94, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-23-09 # of pages ▶
To Scott Bennett	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-512-3997	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 McGraw-Hill Companies (MHP)
Rule 14a-8 Proposals by Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds to the company December 23, 2008 no action request submitted for the nominal requestor, McGraw-Hill Companies (MHP), regarding the rule 14a-8 proposals of Kenneth Steiner and Nick Rossi/Emil Rossi. There is an indication that McGraw-Hill is little involved in this no action request because McGraw-Hill is not copied.

The company objects to shareholders using established submittal letter formats. Perhaps the company hopes that the use of varying formats could trigger technical errors by proponents. The company objects to one person attending the annual meeting while another person works on correspondence. The company further objects to a person presenting more than one proposal at its annual meeting.

The company does not disclose the number of its annual meetings for decades at which Mr. Steiner has asked challenging questions and has presented rule 14a-8 proposals, but nonetheless the company accuses Mr. Steiner of "abdication of involvement."

The company says that if the parties involved with rule 14a-8 proposals have $350 million (5% of the company) they could be considered a group. The company does not does give a comparison of $350 million to the disclosed shareholdings of Kenneth Steiner and Nick Rossi.

According the company criteria, if *The Wall Street Journal* interviewed a small group of people at its annual meeting and one person volunteered that they were members of a stamp-collecting club, then they would be "members combined in furtherance of a common objective."

The company said that it is relevant that if a corporation submitted shareholder proposals on behalf of two subsidiaries the two subsidiaries would be "under the same umbrella organization."

Contrary to the company argument, the company does not claim that Kenneth Steiner voted Nick Rossi's shares at the annual meeting or that Nick Rossi ever voted Kenneth Steiner's shares. The company does not claim that Kenneth Steiner and Nick Rossi coordinate their purchase or sale of stock and the company has reviewed their shareholdings for a number of years.

A consistent reading of the company argument would seem to prohibit two members of the Interfaith Center on Corporate Responsibility from submitting separate proposals to one company.

As for the purported precedents, the company does not allege that one of the McGraw-Hill proposals was withdrawn and then re-submitted under another name as claimed in *General Electric* (January 10, 2008). The company does not allege a father-daughter relationship as in *General Electric Company* (January 10, 2008). The company does not allege that the McGraw-Hill shareholders "met on the internet" as claimed in *TRW, Inc.* (January 24, 2001). The company does not allege that any McGraw-Hill proponent denied authorization of a rule 14a-8 proposal as claimed in *PG&E Corporation* (March 1, 2002).

The company describes the persons involved with these two proposals as a "confederation" which is defined as:

1. a group of states that are allied together to form a political unit in which they keep most of their independence but act together for certain purposes such as defense
2. a body comprising representatives of independent organizations that wish to cooperate for some common beneficial purpose
3. Canada a federation
4. the formation of or state of being a confederation

In an effort to save the time and expense of a no action request the following message was sent to the company (company Exhibit B attached):

----- Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 02 Dec 2008 23:13:12 -0800
To: "Bennett, Scott" <scott_bennett@mcgraw-hill.com>
Subject: Rule 14a-8 Proposals (MHP) . n'

Mr. Bennett,
In regard to the company November 20, 2008 letter, each McGraw-Hill shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 20, 2008 company request.
Sincerely,
John Chevedden

There was not even the courtesy of a reply.

For these reasons it is requested that the staff find that these rule 14a-8 proposals cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
Nick Rossi

Scott Bennett <scott_bennett@mcgraw-hill.com>

EXHIBIT B

----- Original Message -----
From: FISMA & OMB Memorandum M-07-16 ***
To: Bennett, Scott
Sent: Wed Dec 03 02:13:12 2008
Subject: Rule 14a-8 Proposals (MHP)

Mr. Bennett,
In regard to the company November 20, 2008 letter, each McGraw-Hill shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 20, 2008 company request.
Sincerely,
John Chevedden

NO COMPANY REPLY